December 15, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Total Income+ Real Estate Fund, File Nos. 333-206988 and 811-23098

Dear Sir/Madam:

On behalf of Total Income+ Real Estate Fund, a registered investment company (the “Trust”), we hereby submit, via electronic filing, the attached preliminary proxy statement. The main purpose of this proxy is to solicit shareholder approval for a new sub-advisory agreement and obtain shareholder approval of a Trustee.

If you have any questions or comments related to this filing, please contract Christopher Moore at (614) 469-3266 or

Very truly yours,

/s/ Christopher Moore

Christopher Moore

812070.1